FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of July 31, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                  Signet Group plc - Voting Rights and Capital

In accordance with DTR 5.6.1 Signet Group plc (the Company) announces that it has an issued and voting share capital of  1,705,339,684  ordinary  shares of
0.9 US cents each. No shares are held in Treasury.

The above figure  (1,705,339,684) may be used by shareholders as the denominator when  calculating  their interests in the Company for the purpose of determining whether they are required to notify their  interest  under the FSA's  Disclosure and Transparency Rules.

Enquiries:

Mark Jenkins +44 207 317 9711

31 July 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   July 31, 2007